Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

December 17, 2007

RE:       American Electric Power Company, Inc.
Definitive 14A
Filed March 15, 2007
File No.  1-03525

Responses to the comment letter dated December 6, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned Proxy Statement are provided herewith, including the text of the Staff’s comments.

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 Compensation Discussion and Analysis, page 21

1.	We note your response to comment 3 in our letter dated August 21, 2007. Please include in future proxy statements disclosure similar to what you have provided in response to this.

Response:

In future proxy statements, AEP will include disclosure similar to what AEP stated in its response to comment 3 to the SEC’s comment letter dated August 21, 2007.

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AEP acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) AEP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (614-716-1648) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

Thomas G. Berkemeyer
c:  Ellie Quarles, Special Counsel